Mail Stop 3561

April 29, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc
2101 West Commercial Blvd, Suite 4000
Ft. Lauderdale, FL 33309

      Re: OmniComm Systems, Inc
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed March 31, 2008
              File No. 000-25203

Dear Mr. Wit:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A(T). Controls and Procedures, page 34

1. We note your reference to Rules 13a-14(c) and 15(d)-14(c). In future filings please update your rule references to be consistent with the references in Regulation S-K Item 307.

2. We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 7. Financial Statements, page F-1

Consolidated Statement of Shareholders' Equity (Deficit), page F-6

3. We note you have recorded a beneficial conversion feature (bcf) related to the conversion of your 10% convertible note and common stock warrants in the amount of $195,880. So that we may better understand please explain the amount of the bcf related to each instrument, how you calculated the bcf, the amount amortized to interest expense and the amortization period.

Note 5 – Accounts Payable and Accrued Expenses, page F-14

4. We note you have on your books a liability for accrued expenses of your inactive subsidiary, OmniTrial BV, which filed for bankruptcy in 2000. Please explain.

Note 12 – Stockholders' Equity (Deficit), page F-20

5. We note your preferred stock, warrants and 10% convertible note contain certain demand and piggy-back registration rights. Please explain the terms of these registration rights, whether they may require consideration to be paid to the

holders and the extent you considered EITF 00-19-2, *Accounting for Registration Payment Arrangements*, in accounting for these agreements.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief